Via Facsimile and U.S. Mail
Mail Stop 6010


October 7, 2005


Mr. William B. Yarmuth
Chairman, President and CEO
Almost Family, Inc.
9510 Ormsby Station Road, Suite 300
 Louisville, KY 40223

      Re:	Almost Family, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
	           Filed March 31, 2005
		File No.  1-09848

Dear Mr. Yarmuth:

      We have reviewed your response letters dated August 26, 2005 and September 8, 2005 to our comment letter dated July 22, 2005 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for Fiscal Year Ended December 31, 2004

Managements Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
1. In addition to the proposed disclosures provided in your response to our comments 2a, 2d and 3, please also provide us proposed disclosure regarding the percentages (based on type and age) used to estimate the allowance for uncollectible accounts.
2. We noted your response to our comment 2c and we reissue our comment. We believe materiality should also be assessed on income from operations.
3. With regards to your response to our comment 2e, you presented proposed disclosure showing two tables for the year ended December 31, 2003. In one of the tables we did not note any provision related to self pay. Please revise your proposed disclosure to clarify or explain why there is no self pay.

Note 6. Income Taxes
4. Refer to your response to our comment 4. We note that you subsequently decided not to discontinue the Visiting Nurse segment.
Please tell us why the decision not to discontinue the segment would not have been reflected in the deferred tax liability.

Note 9. Commitments and Contingencies
Legal Proceedings
5. We noted your response to our comment 5. Tell us why a ruling against the company would not constitute a probable loss that should be recorded as a loss.
6. We noted your response to our comment 6 and we reissue our comment. Of the four avenues of pursuit you discussed, we noted the following:
* the first avenue was dismissed by the lower court and was subsequently denied your appeal for review by the Kentucky Supreme Court
* the second avenue provides no guarantee that you would receive anything in bankruptcy proceedings and if so, only partial payment
* the third avenue limits you to $200,000 in damages, and
* the fourth avenue is based on implied assurance and not any contractual stipulation. In addition, the State Department of Transportation funds could be depleted again in the future by the time a ruling is given.

Based on the above, please tell why a greater portion if not the entire balance was not provided for as a bad debt expense.
*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your response to our comments. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant

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William Yarmuth
Almost Family Inc.
October 7
, 2005
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